Pointbreak ETF Trust

P.O. Box 347312

San Francisco, CA 94134

September 8, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Pointbreak ETF Trust; SEC File Nos. 333-205324 and 811-23068

Request for Withdrawal of Post-Effective Amendment Filings to the Trust’s

  Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), the Pointbreak ETF Trust (the “Trust”), on behalf of its series Pointbreak IPO Index Fund (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 19 (“PEA No. 19”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-16-572060) on May 2, 2016, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The automatic effectiveness of PEA No. 19 has been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, the most recent of which was filed on August 11, 2016 (Accession No. 0001193125-16-679136) (each, a “BXT Filing” and together with PEA No. 19, the “Filings”) and scheduled to become effective on September 9, 2016.

The withdrawal of the Filings is requested because the Trust has determined not to move forward with the offering of such Fund as a series of the Trust at this time.

No securities were sold in connection with this offering.

If you have any questions concerning this filing, please do not hesitate to contact me at (804) 658-2392 or heatherharker@pointbreakETFs.com.

Sincerely,

/s/Heather C. Harker

By:  Heather C. Harker

Title:  Chief Legal Officer and Secretary

    Pointbreak ETF Trust